                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------
                                  SCHEDULE 13D

                                (RULE 13D - 101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO.      ) *
                                             ------

                                   ALICO, INC.

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (Title of Class of Securities)

                                    016230104

                                 (CUSIP Number)

                              DAVID C. SHOBE, ESQ.
                      501 E. KENNEDY BOULEVARD, SUITE 1700
                              TAMPA, FLORIDA 33602
                                 (813) 228-7411

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                NOVEMBER 5, 1997
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 10 Pages

-------------------
         * The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 016230104                                                                                  PAGE 2 OF 10 PAGES
-------------------------------------------------------------------------------------------------------------------------------
1              NAME OF REPORTING PERSONS:  BEN HILL GRIFFIN III
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------------------------------------------------------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a)/x/
                                                                                                                       (b)/ /

-------------------------------------------------------------------------------------------------------------------------------
3              SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------------
4              SOURCE OF FUNDS*
               OO

-------------------------------------------------------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) OR 2(e)                                                                                         / /
-------------------------------------------------------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Ben Hill Griffin III is a United States citizen

-------------------------------------------------------------------------------------------------------------------------------
                              7         SOLE VOTING POWER

        NUMBER OF           ---------------------------------------------------------------------------------------------------
         SHARES               8         SHARED VOTING POWER
      BENEFICIALLY                      3,528,777
        OWNED BY
          EACH              ---------------------------------------------------------------------------------------------------
        REPORTING             9         SOLE DISPOSITIVE POWER
       PERSON WITH
                            ---------------------------------------------------------------------------------------------------
                              10        SHARED DISPOSITIVE POWER
                                        3,528,777

                            ---------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,528,777
-------------------------------------------------------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*                                      / /

-------------------------------------------------------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
               50.21%
-------------------------------------------------------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*
               IN

-------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 016230104                                                                                        PAGE 3 OF 10 PAGES
-----------------------------------------------------------------------------------------------------------------------------
1             NAME OF REPORTING PERSONS:  BEN HILL GRIFFIN, INC.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-----------------------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a)/x/
                                                                                                                       (b)/ /

-----------------------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              OO

-----------------------------------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) OR 2(e)                                                                                          / /
-----------------------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Florida

-----------------------------------------------------------------------------------------------------------------------------
                            7           SOLE VOTING POWER

       NUMBER OF          -----------------------------------------------------------------------------------------------------
        SHARES              8           SHARED VOTING POWER
     BENEFICIALLY                       3,493,777
       OWNED BY
         EACH             -----------------------------------------------------------------------------------------------------
       REPORTING            9           SOLE DISPOSITIVE POWER
      PERSON WITH
                          -----------------------------------------------------------------------------------------------------
                            10          SHARED DISPOSITIVE POWER
                                        3,493,777

-------------------------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,493,777
-------------------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                          / /
-------------------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              49.71%
-------------------------------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              CO

-------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 016230104                                                                                        PAGE 4 OF 10 PAGES
-----------------------------------------------------------------------------------------------------------------------------
1             NAME OF REPORTING PERSONS:  BEN HILL GRIFFIN INVESTMENTS, INC.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-----------------------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a)/x/
                                                                                                                       (b)/ /

-----------------------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              OO

-----------------------------------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) OR 2(e)                                                                                          / /
-----------------------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Nevada

-----------------------------------------------------------------------------------------------------------------------------
                            7         SOLE VOTING POWER
                                      3,493,777

       NUMBER OF          ---------------------------------------------------------------------------------------------------
        SHARES              8         SHARED VOTING POWER
     BENEFICIALLY
      OWNED BY            ---------------------------------------------------------------------------------------------------
        EACH                9         SOLE DISPOSITIVE POWER
      REPORTING                       3,493,777
     PERSON WITH
                          ---------------------------------------------------------------------------------------------------
                            10        SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,493,777
-----------------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      / /

-----------------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              49.71%
-----------------------------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              CO

-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 016230104                                           PAGE 5 OF 10 PAGES


                                  INTRODUCTION

         This statement on Schedule 13D (the "Statement") constitutes the initial filing by Ben Hill Griffin Investments, Inc., a Nevada corporation ("BHG Investments"), with respect to the acquisition by BHG Investments of 3,493,777 shares of the common stock, par value $1.00 per share (the "Common Stock"), of Alico, Inc., a Florida corporation (the "Company"). This Statement is also being filed by (i) Ben Hill Griffin, Inc. ("BHGI"), a Florida corporation which owns all of the issued and outstanding stock of BHG Investments, and (ii) Ben Hill Griffin III, an individual who has an indirect controlling interest in BHGI. On November 5, 1997, BHGI transferred to BHG Investments all 3,493,777 shares of the Common Stock of the Company owned by BHGI. The purpose of such transaction was to transfer all Common Stock of the Company held by BHGI to a holding company for investment management purposes. The transaction did not involve a change in the ultimate beneficial ownership of the transferred shares.

         In this Statement, each of BHG Investments, BHGI, and Ben Hill Griffin III are occasionally referred to as a "Reporting Person," and they are occasionally collectively referred to as the "Reporting Persons." The Reporting Persons are filing this Statement together as a group pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

ITEM 1.           SECURITY AND ISSUER

         The title of the class of equity securities to which this statement relates is the common stock, par value $1.00 per share (the "Shares"), of Alico, Inc., a Florida corporation (the "Company"). The address of the Company's principal executive office is Post Office Box 338, La Belle, Bartow, Florida 33975.

ITEM 2.           IDENTITY AND BACKGROUND

         This Statement is being filed by BHG Investments, BHGI, and Ben Hill Griffin III.

         BHG Investments is a Nevada corporation which serves as a holding company for BHGI's investments. The address of BHG Investments' principal business and principal office is: 5851 West Charleston Blvd., Suite 1000, Las Vegas, Nevada, 89102.

         BHGI is a Florida corporation which is engaged in agribusiness. The address of BHGI's principal business and principal office is: 700 South Alternate Highway 27, Post Office Box 127, Frostproof, Florida 33843.

         Ben Hill Griffin III is a United States citizen whose business address is: 700 South Alternate Highway 27, Post Office Box 127, Frostproof, Florida 33843. Mr. Griffin is currently Chairman of the Board, President, and Chief Executive Officer of BHGI, and President and Chairman of the Board of BHG Investments.

                                 SCHEDULE 13D
CUSIP NO. 016230104                                          PAGE 6 OF 10 PAGES


         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor have any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the Reporting Persons was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The following persons are officers and directors of BHG Investments:

         Michael J. Aloian, who is a United States citizen and who has the same business address as BHG Investments, is a director, Vice President, Controller, and Treasurer of BHG Investments. Mr. Aloian's current principal occupation is acting as a tax manager for Bradshaw, Smith & Co., an accounting and business consulting firm which is located at the same address as BHG Investments.

         Gordon W. Stewart, who is a United States citizen and who has the same business address as BHG Investments, is a director and the Secretary of BHG Investments. Mr. Stewart's current principal occupation is that of an attorney with the law firm of Stewart & Associates, located at Chase Manhattan Centre, 1201 North Market Street, Wilmington, Delaware, 19801.

         Ben Hill Griffin IV, who is a United States citizen and who has the same business address as BHGI, is a Vice President at BHG Investments. Mr. Griffin's principal occupation is acting as Vice President at BHGI.

         Jefferson C. Barrow, Jr., who is a United States citizen, is a Vice President of BHG Investments. Mr. Barrow's current principal occupation is acting as an administrative assistant to the President and Treasurer of BHGI. Mr. Barrow's business address is 700 South Scenic Highway, P.O. Box 127, Frostproof, Florida 33843.

         Tamara J. Christensen, who is a United States citizen and who has the same business address as BHGI Investments, is Assistant Secretary and Assistant Treasurer of BHG Investments. Ms. Christensen's principal occupation is as an assistant officer manager for Bradshaw, Smith & Co., an accounting and business consulting firm which is located at the same address as BHG Investments.

         The following persons are officers and directors of BHGI:

         Jefferson C. Barrow, Jr. is a United States citizen who has the same business address as BHGI. Mr. Barrow's current principal occupation is acting as Treasurer and Assistant Secretary of BHGI.

         Ben Hill Griffin IV, who is a United States citizen and who has the same business address as BHGI, is a director of BHGI. As noted above, Mr. Griffin's principal occupation is acting as Vice President of BHGI.

                                  SCHEDULE 13D
CUSIP NO. 016230104                                           PAGE 7 OF 10 PAGES


         K.E. Hartsaw, who is a United States citizen and who has the same business address as BHGI, is a director of BHGI. Mr. Hartsaw is currently retired.

         Donna H. Respress is a United States citizen who has the same business address as BHGI. Ms. Respress is principally employed as Secretary of BHGI.

         Ben Hill Griffin III exercises ultimate control over BHGI and BHG Investments. During the last five years, none of the above-mentioned officers and directors of BHGI or BHG Investments has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Because the transfer of Common Stock of the Company by BHGI to BHG Investments constituted a transfer to a wholly owned subsidiary, no stock or other consideration was issued to BHGI in connection with such transaction.

ITEM 4.           PURPOSE OF TRANSACTION

         The purpose of the transaction was to transfer the Common Stock of the Company held by BHGI to a holding company for investment management purposes. The transaction did not involve a change in the ultimate beneficial ownership of the transferred shares.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b)

         Ben Hill Griffin III beneficially owns 3,528,777 shares of the Common Stock of the Company. 3,493,777 of such shares are directly owned by BHG Investments, in which Mr. Griffin has an indirect controlling interest (Mr. Griffin has shared voting and shared investment power with respect to such shares). 35,000 of such shares are directly owned by the Griffin Family Limited Partnership, in which Mr. Griffin is a Class A partner and in which Mr. Griffin owns controlling interest (Mr. Griffin has shared voting and shared investment power with respect to such shares).

         BHG Investments directly owns 3,493,777 shares of the Common Stock of the Company and has sole voting and sole investment power with respect to all such shares.

         BHGI, as the holder of all of the issued and outstanding stock of BHG Investments, beneficially owns all 3,493,777 shares of the Common Stock of the Company directly held by

                                 SCHEDULE 13D

CUSIP NO. 016230104                                          PAGE 8 OF 10 PAGES



BHG Investments. BHGI has shared voting and shared investment power with respect to such shares.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Ben Hill Griffin III is the Chairman of the Board and President of BHG Investments. He is also Chairman, President, and Chief Executive Officer of (i) BHGI, which is wholly owned by B.H.G., Inc., a Florida corporation, and (ii) B.H.G., Inc., in which a controlling interest is held by an irrevocable family trust of which Mr. Griffin is sole trustee. As a result of these relationships, Mr. Griffin beneficially owns the 3,493,777 shares of Common Stock of the Company which are directly owned by BHG Investments, and Mr. Griffin has shared voting and shared investment power with respect to all such shares.

         Mr. Griffin is a Class A partner of, and owns a controlling interest in, the Griffin Family Limited Partnership. Consequently, Mr. Griffin is the beneficial owner of all 35,000 shares of the Common Stock of the Company that are owned directly by the Griffin Family Limited Partnership, and Mr. Griffin has shared voting and shared investment power with respect to all such shares.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         The following document is filed herewith as an exhibit to this statement:

         (a)      Joint Filing Agreement

                                 SCHEDULE 13D

CUSIP NO. 016230104                                          PAGE 9 OF 10 PAGES



SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  BEN HILL GRIFFIN INVESTMENTS, INC.

                                  By: /s/ Michael J. Aloian
                                      -----------------------------------
                                      Michael J. Aloian
                                      Vice President


                                      /s/ Ben Hill Griffin III
                                      -----------------------------------
                                      Ben Hill Griffin III, individually


                                  BEN HILL GRIFFIN, INC.

                                  By: /s/ Ben Hill Griffin III
                                      -----------------------------------
                                         Ben Hill Griffin III, President


Date: November 12, 1997

                                 SCHEDULE 13D

CUSIP NO. 016230104                                         PAGE 10 OF 10 PAGES







                                  EXHIBIT INDEX



  1.  Joint Filing Agreement